Exhibit 5.1

Santiago (Chile), [*], 2012

Messrs.

LAN Airlines S.A.

Av. Presidente Riesco 5711, 20th floor

Santiago

Chile

Gentlemen:

We have acted as special Chilean counsel to LAN Airlines S.A., a corporation organized under the laws of the Republic of Chile (the “Company”), in connection with the offer to exchange (the “Exchange Offer”) each common share, preferred share and American Depositary Share of TAM S.A., a corporation organized under the laws of the Federative Republic of Brazil for a common share of Holdco II S.A., a corporation organized under the laws of the Republic of Chile (“Holdco II”), and the subsequent merger of Holdco II and Sister Holdco S.A., a corporation organized under the laws of the Republic of Chile, into the Company (the “Mergers”), pursuant to which each common share of Holdco II and Sister Holdco will be exchanged for 0.90 of a common share of the Company (as further defined below, the “LAN Merger Shares”), as set forth in the Form F-4, as amended, dated [*], 2012, filed with the Securities and Exchange Commission of the United States of America (the “Form F-4”).

This opinion letter is being delivered to you pursuant to the section captioned “Validity of Securities” of the Form F-4.

Terms between quotation marks used but not defined herein have the meanings ascribed thereto in the Form F-4.

A.	Documents Examined.

In arriving at the opinions expressed herein, we have examined originals or copies of the following documents:

(a)	the Form F-4

(b)	the by-laws of the Company, as amended; and

(c)    such are documents as we have deemed necessary in order to render the opinions expressed below, including the “transaction agreements”.

B.	Qualifications to Opinion Letter.

The opinions expressed herein are subject to the following qualifications:

First, we are attorneys admitted to practice in the Republic of Chile and we express no opinion as to any laws other than the laws of the Republic of Chile. In particular, we have made no independent investigation of the laws of the State of New York, United States of America, as a basis for our opinions, and have assumed that there is nothing in any such laws that affects our opinions.

Second, as to questions of fact material to this opinion letter, we have relied upon certificates of the Company or of its respective officers or of public officials, and such matters of law, as we have deemed appropriate as a basis for the opinions hereinafter expressed.

Third, for purposes of these opinions, we have assumed: (a) the genuineness of all signatures on all documents (other than those of Company on the “transaction agreements”); (b) the authenticity of all documents submitted to us as originals; (c) the conformity to the originals of all documents submitted to us as copies; (d) the correctness and accuracy of all facts set forth in all certificates and reports; (e) the due authorization, execution and delivery of the “transaction agreements” with regard to such parties other than the Company; and (f) the validity, binding effect and enforceability of the “transaction agreements” under the laws of the State of New York, United States of America.

C.	Opinions.

Based upon and subject to the foregoing, we are of the opinion that:

1.        The Company is duly incorporated, validly existing and in good standing under the laws of Chile and has full power and authority to own its properties and conduct its business in Chile as described in the Form F-4.

2.        The Company has an authorized capital of 488,355,882 common shares divided as follows: (a) [340,232,861]1 outstanding common shares (the “LAN Outstanding Shares”); (b) [5,567,139]2 authorized common shares reserved to employee compensation plans (the “LAN Compensation Shares”); and (c) up to 142,555,882 authorized common shares (the “LAN Merger Shares”) to be issued at the effective time of the Mergers and settlement of the Exchange Offer (the “Closing”). The LAN Merger Shares that are not issued at the Closing will remain authorized and reserved to future employee compensation plans.

[1]	As of December 21, 2011. To be updated if already granted stock options vest and are exercised.
[2]	As of December 21, 2011. To be updated if already granted stock options vest and are exercised.

3.        The LAN Outstanding Shares have been duly authorized and validly issued, and are non-assessable and fully paid. The LAN Compensation Shares have been duly authorized.

4.        Upon delivery, at the Closing, the LAN Merger Shares will have been duly authorized and validly issued, will be non-assessable and fully paid and not subject to preemptive rights. There are no restrictions on the subsequent transfer of the LAN Merger Shares (except to the extent described in the Form F-4).

5.        The Company has, to the best of our knowledge, good and valid title to the LAN Merger Shares free and clear of all security interests, mortgages, pledges, charges, claims, liens, equities or other encumbrances. Upon delivery of the LAN Merger Shares, good and valid title to the LAN Merger Shares, free and clear of all security interests, mortgages, pledges, charges, claims, liens, equities or other encumbrances will pass to the acquirer, assuming the acquirer has no knowledge of any adverse claim and, only to the extent such an adverse claim exists, such absence of knowledge is not due to the gross negligence of the acquirer.

6.        No governmental authorizations are required under Chilean law to be obtained by the Company in connection with the consummation by the Company of the transactions contemplated by the Form F-4, except for such governmental authorizations as have been duly obtained or given and are in full force and effect.

D.	Additional Qualifications.

The foregoing opinions are subject to the following additional qualifications:

1.        This opinion letter is subject to the effect of (a) applicable bankruptcy, liquidation, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or affecting the rights of creditors generally; and (b) general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law.

2.        This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind including any change of law or fact that may occur after the date of this letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this letter. Accordingly, any person relying on this opinion letter at any time after the date hereof should seek advise of its counsel as to the proper application of this opinion letter at such time.

3.        This opinion letter is issued solely for your benefit. This opinion letter may not be used, circulated, quoted or relied upon by you for any other purpose or relied upon by any other person without our prior written consent.

Very truly yours,